MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ending January 31, 2017 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2016 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQX under the symbol MMTIF and on the Canadian National Stock Exchange (“CNSX”) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology. MAST and Micromem are referred to interchangeably throughout this report as the Company.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

****************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

I.	OVERVIEW

II.	COMPANY PROFILE AT JANUARY 31, 2017

	1.	Update of Product Development Activity
	2.	Intellectual Property
	3.	Financing
	4.	Share Capital
	5.	Management and Board of Directors
	6.	Related Party Transactions

III.	DISCUSSION OF OPERATING RESULTS – THREE MONTHS ENDED JANUARY 31, 2017

	1.	Financial Position
	2.	Results of Operations
	3.	Unaudited Quarterly Financial Information

IV.	COMPLIANCE AND REPORTING MATTERS

	1.	Continuity of Critical Accounting Policies and Reporting Procedures
	2.	Commitments and Contingencies
	3.	Disclosure Controls/Internal Controls
	4.	Off Balance Sheet Arrangements
	5.	Going Concerns
	6.	Liquidity and Capital Resources

V.	SUBSEQUENT EVENTS

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

I. OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years, it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets. At January 31, 2017 the Company has established working relationships (in some instances it has executed joint product development agreements) with these companies to produce sensor-based technology solutions for them. These working arrangements are discussed further in the body of this document.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry, the Company has identified the following industry verticals as significant opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications.

Our key market segments and the Company’s performance during 2017 are further discussed in Section II below.

Additional background information of the Company is available on its website, Micromem.com and on the website of its subsidiary, MAST INC.com.

II. COMPANY PROFILE AT JANUARY 31, 2017

1. Update of Product Development Activity.

Chevron:

a)

The addendum to our contractual work with Chevron for the current round of tracer tests was executed in August 2016. An initial budget of $400,000 for this work was established and we received $200,000 of this funding in August 2016.

b)	The work plan continued through February 2017 and was successfully completed. Chevron paid an additional $100,000 under this contract by January 2017.

c)

Blind test trials were successfully completed in March 2017 in an independent testing facility which was overseen by Chevron personnel. We have invoiced Chevron for an additional $96,000 at the completion of these trials and have collected $50,000 to date.

d)	Given the nature of the work performed, and the related costs of this work, the payments received from Chevron as above have been recorded as a recovery of development costs incurred by the Company.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

e)

We now anticipate moving forward with Chevron to negotiate the initial commercial orders. We have previously engaged with a large US based process control manufacturing company as a suitable candidate to take forward the production of the commercial units.

f)

We have previously executed a development contract with Chevron in spring 2015 for the development of a cement integrity sensor platform. Given the Company’s cash constraints in 2016, this development initiative was not substantially pursued in 2016 and forms part of our go forward 2017 pipeline.

Castrol:

a)	We have developed with Castrol a critical path towards completion of the miniaturized product for automotive use over the course of 2017-2018.

b)

In the current quarter and through current date, we have engaged with Castrol and our subcontractors in the development of the fieldable units for use in Castrol’s marine division. We invoiced and Castrol paid an additional $100,000 for project work in the quarter ending January 31, 2017. This receipt has been recorded as a recovery of development costs incurred by the Company.

c)

As a result of our Castrol dealings on the fieldable units we have been approached and are currently in contract negotiations with a large European energy company for the production and sale to that company of fieldable units.

d)	We anticipate that we will generate commercial orders and report revenues from the sale of fieldable units in 2017.

Flextronics:

The development contract that was established with Flextronics in 2014 remains in place. The Company has contracted with Flextronics to conduct specific work and is working with Flextronics to clear our outstanding account with them.

It is anticipated that we will engage with Flextronics in Q2 2017 to identify the timing for the completion of the work going forward.

Other Projects:

We reported at October 31, 2015 that we were working with Northeast Utilities (or Eversource) for the development of a sensor platform design to detect partial discharges inside a transformer. Additionally, we reported that we had begun development work with Northeast Utilities on a low cost power line conditioning monitoring device designed for transmission power lines.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Given the timing to market these opportunities, we reflected a writedown of our investment of $2.27 million against these projects in the quarter ending October 31, 2015. The Company believes that there is substantial opportunity to further develop these technology applications in future. It retains the intellectual property on the work that it has completed. While there were no substantive developments or progress in the quarter ending January 31, 2017, these projects remain as active in our 2017 pipeline, perhaps with Eversource or with other utilities.

Development Costs:

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in the development contracts.

a)	Chevron has contributed a total of $2,309,613 of project financing to date.

b)	Castrol has contributed a total of $838,500 of project financing to date.

c)	Other parties have contributed a total of $500,000 relating to other projects since 2012.

The Company wrote off the costs it had capitalized through July 31, 2016 given uncertainty of the timing of realization, but it anticipates that it will realize commercial economic benefits from the exploitation of these projects commencing in 2017.

2. Intellectual Property

The Company continues to build its intellectual property portfolio as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $15,261 of patent related costs in the three months ended January 31, 2017.

We believe that the Company has broad and valuable interests in its intellectual property that it has developed through January 31, 2017. Specifically we note that:

a)

Five patents have been issued to date by the U.S. patent office for our multimodal condition sensor platform and system thereof. We expect additional patents to be awarded in 2017. We also have provisional patents filed in various international jurisdictions for this intellectual property.

b)	U.S. patent filings have also been submitted and are pending for:

i.	System and method to monitor power lines. We have also filed provisional patents in several international jurisdictions for the system and method to monitor power lines.

ii.	System for real time monitoring of power line transformers.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

iii.	MEMS sensor and methods to determine cement integrity.

iv.	MEMS implementation of a LIBS detection of wear metals in lubricants.

3.	Financing

In summary, the Company secured the following financing in 2016 and in the 3 months ending January 31, 2017.

		October 31,	January 31,
		2016	2017

i)	Private placements of shares for cash consideration	$110,000	$56,513

ii)	Common stock options exercised for cash consideration	751,273	-

iii)	Settlement of legal claim and trade accounts payable for share consideration	357,812	-

iv)	Bridge loan financing secured	2,490,333	663,769

v)	Bridge loan settlement for share consideration	107,000	-

vi)	Project financing provided by development partners	643,901	200,000

		$4,460,319	$920,282

Commentary:

a)	The Company has continued its bridge loan financing opportunities with different arms’ length investors. These loans are denominated in either $US or $CDN currency at the preference of each investor.

During the quarter ending January 31, 2017 the short-term loans that were outstanding at October 31, 2016 were extended to maturity dates ranging from June 2017 through November 2017. In most cases the interest rate on these loans was reduced to a rate of 1% per month.

The Company also secured 9 additional convertible bridge loans at an interest rate of 1% per month and a non-convertible loan at an interest rate of 2% per month; in all cases the term of the loans was set to 12 months. The total financing secured was $868,000 CDN funds ($663,769 USD). The conversion price for the convertible loans has been set at $0.30 CDN per share in all cases.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

b)	We completed two private placements during the quarter for total proceeds of $56,513 and issued 288,333 common shares.

c)	Chevron and Castrol each provided $100,000 of project financing support in the quarter ending January 31, 2017.

d)

Subsequent to January 31, 2017 through to current date the Company secured a total of $170,244 in private placement financing and two additional bridge loans totaling $281,480 (refer to Section V – Subsequent Events).

e)

We anticipate that the Company will raise additional financing through private placements and additional convertible bridge loans during the first half of the calendar 2017. Thereafter, we anticipate that we will secure sufficient funding from our development partners to sustain ongoing operations.

f)	The opportunity to have the bridge loans converted to common shares in 2017 will be evaluated with our investors at the appropriate time if the Company’s share price warrants a conversion.

4. Share Capital

At January 31, 2017 the Company reports 204,698,569 common shares outstanding (October 31, 2016: 204,388,569). Additionally, the Company has 7,285,000 stock options outstanding with a weighted average exercise price of $.0.36 per share (2016: 4,395,000 options outstanding with a weighted average exercise price of $0.45 per share)

5. Management and Board of Directors

At our Annual Meeting of Shareholders held on Friday, April 26, 2016, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, and Brian Von Herzen were re-elected to serve on our Board of Directors. Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

Our management team and directors, their remuneration for the three months ending January 31, 2017 remuneration is presented as below:

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Individual	Position	2017 remuneration
		Cash	Share compensation	Options	Total

Joseph Fuda	President, Director	104,256	-	99,457	203,713
Steven Van Fleet	President, MAST Inc., Director	58,407	-	99,457	157,864
David Sharpless	Director	-	-	22,952	22,952
Oliver Nepomuceno	Director	-	-	22,952	22,952
Larry Blue	Director	-	-	7,651	7,651
Alex Dey	Director	-	-	30,603	30,603
Brian Von Herzen	Director	-	-	-	-
Dan Amadori	CFO	28,218	-	99,457	127,675

6.	Related Parties Transactions:

The Company reports the following related party transactions:

(a)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	Q1	Q1
	2017	2016
Cash compensation	$263,185	$220,190
Less portion capitalized
to deferred development costs	-	(4,869)
	263,185	215,321

Stock based compensation	315,968	-

	$579,153	$215,321

In the period ended January 31,2017, these parties were awarded a total of 2,065,000 options (2016: nil) at an exercise price of $0.22 per share).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(b)	Advances:

In 2016, the CEO was provided short term non-interest bearing advances $42,144 between November 1, 2015 and January 31, 2016. These advances were settled at January 31, 2016 through the allocation of compensation due to the CEO.

(c)	Bridge loan:

The CEO provided a bridge loan of $100,000 CDN on September 2, 2016.

III. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING JANUARY 31, 2017

1. Financial Position (as at January 31, 2017 and October 31, 2016):

	January 31, 2017	October 31, 2016
	('$000)	('$000)

Cash	80	288
Deposits and other receivables	42	33
	122	321

Property and equipment, net	14	11
Deferred development costs	-	-
Patents, net	389	404
	525	736

Bridge loans	4,000	3,637
Accounts payable and accrued liabilities	705	917
Derivative liability	1,815	84
	6,520	4,638
Shareholders' Equity
Share capital:	75,918	75,855
Equity component of bridge loans	23	23
Contributed surplus	27,195	26,918
Deficit	(109,131)	(106,699)
	(5,995)	(3,902)

	525	736

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Commentary:

a)	The Company continued its bridge loan financing program in the quarter ending January 31, 2017 as discussed in Section II(3) of this MD&A document.

The accounting measurement for $CDN denominated convertible debt under IFRS reporting gives rise to a non-cash derivative liability which forms part of the convertible debt. The derivative liability as reported at January 31, 2017 reflects the revaluation of the derivative using Black Scholes methodology at quarter end. Because all of the 2016 bridge loans were extended, in most cases for 12 months, the volatility calculation for the conversion feature in the bridge loans extends for 12 months and results in a significant valuation of the derivative liability – it is reported as $1,815,272 at January 31, 2017. It is significant to note that:

i.	This is a non-cash balance that is not repayable.

ii.

The derivative liability will be revalued at each quarter end and, as the maturity date of the bridge loans approaches, the derivative liability will ultimately be reversed. Prior to any extension at the maturity date, the derivative liability in the case of each bridge loan will be eliminated at the maturity date.

b)

The Company capitalized $15,216 of costs associated with patents in January 31, 2017 (2016 - $81,694). It has significantly expanded its filings in 2016-2017 with multiple provisional and patent pending applications and filings in North American and international jurisdictions. These applications and filings relate to the ongoing product development work that the Company has undertaken. It has been granted five patents in 2016 – 2017 and a number of additional provisional filings are now under review with the USPTO.

c)

In January 31, 2017 the Company completed two private placements with an investor consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $ 56,513 and issued a total of 283,333 common shares (2016: proceeds of $55,000 and 183,334 common shares issued).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

2.    Results of Operation:

The following table summarizes the Company’s operating results for the three months ended January 31, 2017 and 2016:

Discussion of Operating Results

	Three months ended January 31,
	2017 ($000)	2016 ($000)
Revenue		-
Administration	74	87
Interest expense	160	110
Accretion expense	141	4
Professional fees and salaries	411	370
Stock-based compensation	442	-
Development costs	92	1
Travel and entertainment	29	45
Foreign exchange loss (gain)	6	(6)
Amortization of property and equipment	1	1
Amortization of patents	29	-
Loss on revaluation of derivative liability	1,047	-
Total expenses	2,432	612
Net comprehensive loss	(2,432)	(612)
Loss per share	(0.01)	-

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Commentary:

1)    Administrative related expenses compare as follows ($000):

	2017	2016

General and other	12	28
Rent and occupancy cost	18	17
Office insurance	12	15
Telephone	3	4
Investor relations, listing and filing fees	28	22
	74	87

2)    Professional and other fees and salaries compare as follows ($000):

	2017	2016
Professional fees	30	70
Consulting fees	242	208
Salaries and benefits	139	92
	411	370

3)    Travel expenses compare as follows ($000):

	2017	2016

Airfare	11	14
Hotel	2	13
Other	16	18
	29	45

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

4)    Loss on revaluation of derivative liability:

As outlined in Section III (a)(i) the derivative liability relating to $CDN denomination bridge loans is revalued at each quarter end. Any change in the fair value measurement between quarters is reflected as a gain or a loss on revaluation at each quarter end.

The Company reports a loss on revaluation of the derivative liability of $1,046,968 for the quarter ended January 31, 2017. It is significant to note that this is a non-cash charge that will be reversed at maturity date prior to any renewal of the loans at maturity date.

5.    Recap of consolidated statement of loss at January 31, 2017:

Loss as reported	$(2,431,952)

Adjust for non-cash charges:

a. Stock compensation calculated using Black Scholes methodology	442,206
b. Accretion expense on debentures	140,916
c. Amortization expense	30,469
d. Loss on revaluation of derivatives	1,046,968

Cash loss on operations	$771,393

The cash loss on operations as calculated includes $159,641 on interest expense of the bridge loans. The monthly cost of operations equates to approximately $200,000 per month.

Three months ended (unaudited)	Revenues $	Expenses $	Loss in period $	Loss per share $
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)
July 31, 2015	-	1,175,706	(1,175,706)	(0.01)
October 31, 2015	-	3,600,152	(3,600,152)	(0.01)
January 31, 2016 3	-	611,687	(611,687)	-
April 30, 2016	-	750,938	(750,938)	-
July 31, 2016	-	4,610,433	(4,610,433)	(0.02)
October 31, 2016	-	832,477	(832,477)	-
January 31, 2017	-	2,431,952	(2,431,952)	(0.01)

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

3.    Unaudited Quarterly Financial Information – Summary

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Long term liability	Shareholders equity (deficit)
	$	$	$	$	$	$
April 30, 2015	(923,281)	17,935	4,792,644	5,269,245	-	3,887,298
July 31, 2015	(1,353,088)	16,197	5,232,312	546,755	-	3,895,421
October 31, 2015	(2,049,302)	15,592	3,437,598	3,667,866	-	1,403,888
January 31, 2016	(3,009,777)	14,423	3,784,410	4,163,419	-	789,056
April 30, 2016	(3,871,447)	13,633	4,039,206	4,187,484	-	181,392
July 31, 2016	(3,776,451)	12,306	448,367	796,754	-	(3,315,778)
10/31/2016 (1)	(4,232,732)	10,988	403,600	736,043	-	(3,902,142)
1/31/2017 (1)	(4,583,257)	13,732	389,412	524,937	-	(5,995,384)

(1) Excludes derivative liability.

IV. COMPLIANCE AND REPORTING MATTERS

1.    Continuity of Critical Accounting Policies and Reporting Procedures:

a)

Accounting Policies: These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2016 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the quarter ending January 31, 2017.

b)

Fair Values: There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending January 31, 2017 from that which was reported at October 31, 2016.

c)

Capital Management: There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the quarter ending January 31, 2017 from those disclosed at October 31, 2016.

d)

Financial Risks: The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of January 31, 2017, the financial risks have not significantly changed since October 31, 2016. The Company continues to closely monitor its working capital position.

e)

New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2016 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at January 31, 2017. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

2. Commitments and Contingencies:

a) Commitments:

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $34,202 CDN, years 2-5: $206,136 CDN, thereafter $36,051.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to its ongoing product development initiatives. These commitments are as follows – commitments less than one year of $2,899,593; commitments between years 2-5, $1,124,183.

b) Contingencies:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

3.    Disclosure Controls/Internal Controls:

The Company was classified as an accelerated filer in 2015 and 2016 and, accordingly, was required to complete an annual external audit on its internal controls.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

The audit report issued by the external auditors on the internal control over financial reporting dated March 2, 2017 concluded that the Company has maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016 based on the criteria established by the regulatory authorities.

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee consisting of two directors. Committee charters have been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases.

Management has concluded that our disclosure controls and procedures meet required standards at January 31, 2017. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

4.    Off-Balance Sheet Arrangements:

At January 31, 2017, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

5.    Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the three months ended January 31, 2017, the Company reported a net loss and comprehensive loss of $2,431,952 (2016 - $611,687) and negative cash flow from operations of $606,253 (2016 - $606,276) measured as net loss as reported adjusted for non-cash expenses included in net loss. The Company’s working capital deficiency as at January 31, 2017 is $4,583,257 (as at October 31, 2016 – $4,316,730) measured as net working capital adjusted for the non-cash derivative liability.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

The Company’s future success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2017 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

6.    Liquidity and Capital Resources:

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2016 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects. A summary of financing raised in 2016-2017 is provided in Section II -3 of this document.

We have granted to our directors, officers and employees options to purchase shares at prices that are at or above market price on the date of grant. At January 31, 2017 there are 7,285,000 million options outstanding at an average exercise price of $0.36 per share.

Capital Resources:

Our capital expenditures totaled $3,807 for the three months ended January 31, 2017.

VII. SUBSEQUENT EVENTS

The Company secured the following additional financing between February 1, 2017 and March 30, 2017:

(a)	It completed a $50,000 private placement and issued 200,000 common shares.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2017
PREPARED AS OF MARCH 31, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(b)	It completed four $CDN private placements and raised a total of $160,000 CDN ($120,244 USD) and issued 480,976 common shares.

(c)

It secured 2 additional bridge loans totaling $380,000 CDN ($281,480 USD), in each case with a term of 12 months with interest payable at a rate of 1%; the bridge loans are convertible to common shares at a conversion price of $0.30 CDN.

*************************